                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING COMMENCES AT MIRANDA GOLD’S ANGEL WING PROPERTY

Vancouver, BC, Canada - October 19, 2010 - Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that drilling has started at Angel Wing, a sediment-hosted gold and  epithermal vein project in Eureka County, Nevada. Miranda’s exploration funding partner Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) plans to drill a total of  4,000 ft (1,212 m) in up to eight drill holes.

Reverse circulation drilling will test the lateral and down dip continuity of the veins and assess their gold and silver content in three unique target areas.  In addition to the vein targets, drilling will also assess a sediment-hosted gold target where anomalous gold in soil and rock samples correlates with decalcified and silicified limestone.

Project Details

The Angel Wing project consists of 87 unpatented lode claims (7.3 sq. km.) in northeast Elko County, Nevada.  Past work consisted of mapping, soil and rock sampling, and gravity.  High-grade, surface rock chip samples up to 2.7 oz Au/t (92.5 g Au/t) occur in steeply dipping, quartz-calcite-adularia bonanza veins within Triassic limestone.  The high-grade veins remain untested by drilling in a zone measuring one mile (1.6 km) along strike, 1,200 ft wide (366 m), and at depth.  Surface sampling also identified disseminated, sediment-hosted gold mineralization up to 0.44 oz Au/t (1.507 g Au/t) in altered Paleozoic and Tertiary rocks.  Historic shallow, vertical drilling targeted disseminated mineralization and returned up to 0.047 oz Au/t over 50 ft (1.609 g Au/t over 15.2 m) in drill hole DC-7.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Montezuma Mines Inc., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.